July 3, 2013

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 4561
Washington, D.C. 20549-4561

RE:                           First Data Corporation

Form 10-K for the Year Ended December 31, 2012

Filed March 19, 2013

File No. 001-11073

Dear Mr. Gilmore,

Included below are the Company’s responses to the comments in the Staff’s letter dated June 19, 2013.  For your convenience, the Staff’s comments have been incorporated verbatim below and the Company’s responses thereto have been set forth immediately after each comment.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 61

1.              In your response to prior comment 4 you indicate that the investments classified as settlement assets represent funds received for unsettled payment instrument transactions (settlement obligations), in most instances where the instrument has been issued but not yet cashed. Considering the relatively long durations of some of your investments, please describe for us your process and policies for investing funds for unsettled payment instruments and how you manage matching durations between settlement assets and obligations.

Response:

The Company’s objectives with respect to these investments are to preserve principal and to ensure appropriate liquidity to meet settlement funding obligations. The Company’s investment guidelines are also designed to ensure that the settlement assets are invested in a high quality, diversified portfolio to generate predictable and stable income.  Due to their fiduciary nature, the assets are subject to restrictions in certain U.S. states regarding the types of investments that are permissible, investment concentration and credit quality.  The Company forecasts future settlement payments based on past history and statutory escheatment obligations and adjusts investments as necessary to ensure that adequate cash from the settlement assets will be available at all times to meet settlement obligations. The Company believes that a substantial majority of the unsettled payment instruments will be presented for settlement or will be escheated within the next several years.  As such, the portfolio is heavily weighted toward investments that mature in a similar time frame as shown on page 75.

2.              In your response to prior comment 4 you indicate due to their unique nature, the sales of the investments referred to in this disclosure do not generate cash flows from investing activities as contemplated by ASC 230-10-45-12. Despite the fact that these investments are classified as settlement assets, please tell us what consideration was given to the fact that these appear to represent investment activities on the company’s behalf presumably with the goal of deriving interest income and/or gain on investment.

Response:

As noted above, the Company does intend to derive investment income from these settlement assets;  however, that objective ranks behind preserving principal, ensuring appropriate liquidity to meet settlement funding obligation, and maintaining compliance with the aforementioned regulatory restrictions.

We believe the Company’s presentation is supported by ASC 230-10-45-22, which provides that “Certain cash receipts and payments have aspects of more than one class of cash flows…. If so, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item.”

Also, at the 2006 AICPA Conference on Current SEC and PCAOB Developments, the SEC Staff discussed changes in restricted cash (similar to our fiduciary settlement assets) and noted that when cash flow classification is unclear, registrants must use judgment and analysis that considers the nature of the activity and the predominant source of cash flow for these items. Further, in the basis for conclusions of FAS 95, paragraph 84, the Financial Accounting Standards Board acknowledges the importance of similar categorization for linked items by stating that “…grouping cash flows provided by or used in operating, investing, and financing activities enables significant relationships within and among the three kinds of activities to be evaluated” and “links cash flows that are often perceived to be related….”

In order to present the purchases and sales of investments classified as settlement assets as cash flows from investing activities as contemplated by ASC 230-10-45-12, the Company would also need to present the issuance and settlement of payment instruments as cash flows from operating activities.  For example, upon issuance of a payment instrument, the Company would present a cash flow from operating activities as the proceeds would initially be held in cash and cash equivalents classified as settlement assets.   In this scenario, the Company may then purchase an investment classified as settlement assets and present this as a cash flow used in investing activities.   Conversely, the proceeds from the sale of the investment of would be presented as a cash flow from investing activities while the settlement of the payment instrument would be presented as cash used in operating activities.  We believe that this gross presentation would be misleading.  The Company’s current presentation effectively nets this activity.

Given the fiduciary nature of settlement assets and the related settlement obligations and the aforementioned authoritative guidance, we believe separating settlement assets from the related settlement obligations in different sections of the statement of cash flows would ignore the fiduciary and regulatory link between such settlement assets and obligations, and the presentation of cash flows from individual settlement assets and obligations would not help the reader assess the Company’s ability to generate positive future net cash flows, meet its obligations, pay dividends, or assess its need for external financing (ASC 230-10-10-2).

The Company’s policy is further supported by ASC 230-10-45-8, which states “For certain other items…the entity is substantively holding or disbursing cash on behalf of its customers. Only the net changes during the period in assets and liabilities with those characteristics need be reported because knowledge of the gross cash receipts and payments related to them may not be necessary to understand the entity’s operating, investing and financing activities.”

Our presentation is consistent with the above guidance because it reflects the nature of our business of collecting and remitting principal on behalf of customers.

Operating cash flow includes the Company’s revenue generating and operating expense activities. However, as settlement assets and settlement obligations themselves represent fiduciary principal and by nature do not “enter into the determination of net income,” a characteristic identified in ASC 230-10-20 that is generally expected of operating activities, we do not believe the cash flows contributing to the changes in these assets and liabilities associated with customer principal should impact operating activities. We believe impacting operating activities would confuse and/or mislead readers of our financial statements by inappropriately reflecting increases or decreases in operating cash flows simply as a result of changes in the composition of fiduciary funds held for settlement.

In summary, given the information above, the judgment necessary in this area, and the need to ensure financial statement readers can appropriately segregate between fiduciary and non-fiduciary cash flows in order to accurately assess the core operating, investing and financing activities of the Company, we believe the Company’s longstanding practice of effectively netting changes in settlement assets and settlement obligations in the statement of cash flows reflects the predominant source/use of cash flows for these items and is appropriate.

Note 13: Stock Compensation Plans, page 97

3.              We note your description of voluntary and involuntary terminations in your response to prior comment 5. Please describe for us the repurchase provisions in cases of retirement and describe your analysis regarding the service period and timing of compensation expense recognition.

Response:

There are no repurchase provisions specific to cases of retirement.  Retirement is treated as a voluntary termination and is subject to the relevant repurchase provisions described in our response to prior comment 5.  As a result, retirement does not cause the vesting conditions described in our response to be nonsubstantive as contemplated by ASC 718-10-55-88 and does not impact the timing of compensation expense recognition.

Note 14: Employee Benefit Plans

Defined Benefit Plans, page 100

4.  We note your response to prior comment 9. Based on the information provided, which shows differences between the U.S. Plan and U.K. Plan of a whole percent in some cases and that the rate of compensation increase is not applicable for the U.S. Plan but applicable for the U.K. Plan, it appears that there are significant differences in the assumptions used for your U.S. and U.K. Plans. In light of these apparently significant differences and the significance of the U.K. Plan benefit obligation relative to the total benefit obligation, please tell us what consideration was given to providing pension disclosures required by ASC 715-20-50-1 separately for your U.S. and foreign plans. Please refer to ASC 715-20-50-1.

Response:

We have considered ASC 715-20-50-4’s guidance with regards to our ability to combine disclosures about the U.S. and U.K. Plans.   While the U.K. Plan’s benefit obligation is significant relative to the total benefit obligation, we do not believe that providing the disclosures required by ASC 715-20-50-1 separately for the U.K. Plan would be useful to users of the Company’s financial statements.  The total benefit obligation and net funded status are less than 3% and 0.3% of the Company’s total liabilities as of December 31, 2012, respectively.  Additionally, the largest component of the Company’s net benefit cost, expected return on plan assets, represents less than 0.5% of total operating expenses in 2012.   Additionally, the Company’s financial statements are not materially sensitive to differences in the assumptions used to measure the benefit obligations and costs.    Due to the relative immateriality of these plans, we believe that additional disaggregated disclosure would not be useful and would only distract users from understanding the relative significance and risks of the Company’s benefit obligations compared to other obligations of the Company.

*    *    *    *    *

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any of our responses, please contact me at 303-967-7129.

Sincerely,

/s/ BARRY D. COOPER

Barry D. Cooper
Senior Vice President and Chief Accounting Officer
(Principal Accounting Officer)